NOTICE OF CHANGE OF AUDITOR
National Instrument 51-102

FIORE EXPLORATION LTD.

(the "Company")

Effective September 6, 2016 Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (the "Former Auditor") resigned as auditors of the Company at the request of the Company.  Ernst & Young LLP (the “Successor Auditor”) has been appointed as the Company's successor auditors.  The proposal to change auditors has been considered and approved by the Audit Committee of the Company's Board of Directors and by the Company's Board of Directors.

There have been no reportable events, being "disagreements", "consultations" or "unresolved issues" as defined in NI 51-102, between the Company and its Former Auditors.  The Former Auditor did not provide a modified opinion in their auditor’s reports on the financial statements of the Company for the preceding two fiscal years.

DATED at Vancouver, British Columbia, this 6th day of September, 2016.

FIORE EXPLORATION LTD.
BY ORDER OF THE BOARD

"Tim Warman"
____________________________________
Tim Warman
Chief Executive Officer and Director